SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

For the fiscal year ended December 31, 2002

Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from ____________ to ____________

Commission file number 1-16091

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

M.A. HANNA COMPANY 401(K) AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PolyOne Corporation
Suite 36-5000, 200 Public Square
Cleveland, Ohio 44114-2403

REQUIRED INFORMATION

The following financial statements and supplement schedules for the M.A. Hanna Company Capital Accumulation Plan are being filed herewith:

Financial Statements and Supplemental Schedules:

The following exhibits are being filed herewith:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M.A. HANNA COMPANY
401(K) AND RETIREMENT PLAN

Date: June 26, 2003   By: PolyOne Corporation Committee for Employee Benefits Administration

By: /s/ W. David Wilson

(Signature)
W. David Wilson
Vice President and Chief Financial Officer
PolyOne Corporation

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
M.A. Hanna Company
401(k) and Retirement Plan
December 31, 2002 and 2001 and the Year ended December 31, 2002
with Report of Independent Auditors

TABLE OF CONTENTS

M.A. Hanna Company
401(k) and Retirement Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2002 and 2001 and the
Year ended December 31, 2002

Table of Contents

Report of Independent Auditors

PolyOne Corporation
Committee for Employee Benefits Administration

We have audited the accompanying statements of net assets available for benefits of the M.A. Hanna Company 401(k) and Retirement Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the M.A. Hanna Company 401(k) and Retirement Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 21, 2003

1

M.A. Hanna Company
401(k) and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Investments, at fair value	**$130,022,976**	$168,882,879
Receivables:		
Participant contributions	**—**	20,590
Employer contributions	**4,180,270**	3,806,388
Net pending sales	**30,665**	—
Total receivables	**4,210,935**	3,826,978
Total assets	**134,233,911**	172,709,857
Liabilities		
Net pending purchases	**—**	17,433
Net assets available for benefits	**$134,233,911**	$172,692,424

See accompanying notes.

2

M.A. Hanna Company
401(k) and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions	
Investment income:	
Dividends	$ 1,874,234
Interest	700,057
	2,574,291
Contributions:	
Participant	7,023,660
Employer	6,945,787
Rollovers	405,330
	14,374,777
Total additions	16,949,068
Deductions	
Net depreciation in fair value of investments	34,137,716
Benefits paid directly to participants	21,189,483
Administrative expenses	80,382
Total deductions	55,407,581
Net decrease	(38,458,513)
Net assets available for benefits:	
Beginning of year	172,692,424
End of year	$134,233,911

See accompanying notes.

3

1. Summary Description of the Plan

The following summary description of the M.A. Hanna Company 401(k) and Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan is administered by the PolyOne Corporation Committee for Employee Benefits Administration.

General

The Plan is sponsored by PolyOne Corporation (the Company and Plan Sponsor). The Company was formed by the consolidation of The Geon Company and M.A. Hanna Company on August 31, 2000.

The Plan is a defined contribution plan covering substantially all employees of the M.A. Hanna Plastic Group, Inc. and M.A. Hanna Resin Distribution Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Eligible employees may elect to contribute a portion of their compensation not to exceed the lesser of 15% of such compensation or $11,000 for 2002. Additionally, participants may roll over distributions from other qualified pension or profit sharing plans.

The Plan currently provides for a Company matching contribution equal to 50% for each $1 contributed, on the first 6% of eligible employee compensation. One half of the employer match is automatically directed to the PolyOne Stock Fund. In addition, the Company may make discretionary profit sharing contributions to the Plan on behalf of participants employed by the Company on the last day of the year, or who ceased being a participant during the year due to retirement, disability, death or a reduction in workforce. The amount, if any, is determined by the Company, and is allocated to participants in direct proportion to their compensation. The discretionary profit sharing contribution was $4,180,270 for 2002 and $3,801,561 for 2001.

Employee contributions and the discretionary profit sharing contribution may be allocated by participants among the investment options offered by the Plan. Additionally, every two years at a date specified by the Plan agreement, the Company matching contribution initially invested in the PolyOne Stock Fund becomes unrestricted and participants may direct such amounts to other investment funds.

1. Summary Description of the Plan (continued)

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions, and (b) plan income and is charged with an allocation of administrative expense. Allocations are based on participant earnings or account balances as defined. Terminated participant's nonvested accounts are forfeited immediately and used to pay administrative expenses or reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are fully vested in their account balances, except for discretionary profit sharing contributions. Discretionary profit sharing contributions vest over a period of five years, beginning with 20% after one year of service and increasing 20% each year thereafter. A participant's entire account balance becomes fully vested upon normal retirement (age 65), disability, death or a reduction in the workforce, as defined in the Plan agreement.

Loans to Participants

Participants may borrow a maximum amount equal to the lesser of 50% of their vested account (excluding amounts relating to discretionary profit sharing contributions) balance or $50,000 subject to certain Department of Labor and Internal Revenue Service requirements. The Plan provides that loan amounts must be a minimum of $1,000. Interest is charged to the borrower at the trustee's prime rate plus 1%. Payments on loans are made through payroll deductions and must be repaid within five years (personal loans) or five to fifteen years (primary residence loans).

Plan Withdrawals and Distributions

Active participants may elect hardship withdrawals from the participant's salary deferral and rollover account. Age-based in-service withdrawals are available from the participant's vested account balance.

1. Summary Description of the Plan (continued)

Plan distributions are made to participants or their designated beneficiary upon normal retirement, disability or death, in the full amounts credited to their participant account. A participant who leaves employment of the Company before normal retirement for reasons other than disability, death or a reduction in workforce is eligible to receive all amounts credited to their account relating to participant contributions, including rollovers, and the vested percentage of Company matching and discretionary profit sharing contributions. Distributions are made in either a single lump sum or periodic payments. Additionally, employees of select merged plans may elect a portion in a lump sum with the remainder paid in periodic payments, a single life annuity for single participants or a joint and 50% or 100% survivor annuity with the participant's spouse as the joint annuitant for married participants if these options were available under their previous plan.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon either of these events, the accounts of each affected employee will vest immediately, and participants will receive a distribution of their total participant account balance.

Administrative Expenses

Administrative expenses of the Plan are generally paid through the forfeiture account. Participants are charged investment management fees, which are credited to participant accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Common/collective trust funds are stated at fair value, as determined by the trustee. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are reported on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on security transactions are determined using the average cost method.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31	
	2002	**2001**
J.P. Morgan SmartIndex Collective Fund	**$28,327,353**	$41,970,044
American Century Strategic Allocation Moderate Fund	**19,608,090**	23,718,477
American Century Ultra Fund	**19,344,590**	27,509,982
J.P. Morgan Prime Money Market Fund	**20,866,450**	20,407,055
PolyOne Corporation Common Stock*	**9,834,135**	23,019,631
J.P. Morgan Institutional Bond Fund	**12,936,416**	11,785,822

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* Nonparticipant-directed

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as follows:

Common/collective trust fund	$ (9,688,214)
Mutual funds	(10,630,966)
Common stock	(13,214,171)
Brokerage account	(604,365)
	$(34,137,716)

4. Nonparticipant-Directed Investments

The PolyOne Stock fund contains participant account balances that are both participant-directed and nonparticipant-directed. Because the fund contains balances that are nonparticipant-directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

4. Nonparticipant-Directed Investments (continued)

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

| | December 31 | |
	2002	2001
Net assets:		
Assets:		
Investments at fair value:		
PolyOne Corporation Common Stock	$ 9,834,135	$23,019,631
Money market funds	173,504	3,179
Employer contribution receivable	238,171	211,674
Net pending sales	30,665	—
	10,276,475	23,234,484
Liabilities:		
Net pending purchases	—	17,433
	—	17,433
Net assets	$10,276,475	$23,217,051

	Year ended December 31, 2002
Changes in net assets:	
Additions:	
Interest and dividend income	$ 572,199
Contributions:	
Participant	1,628,652
Employer	462,764
Rollovers	5,636
Deductions:	
Net depreciation in fair value of investments	13,214,171
Benefits paid directly to participants	1,537,586
Net transfers to participant-directed investments	856,467
Administrative expenses	1,603
Net decrease	$(12,940,576)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 6, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Subsequent Event

Effective June 1, 2003, as approved by the Compensation and Governance Committee on January 27, 2003, the M.A. Hanna Company Capital Accumulation Plan and the O'Sullivan Corporation Retirement Savings Plan will be merged into the Plan and the Plan will be renamed the PolyOne Retirement Savings Plan.

M.A. Hanna Company
401(k) and Retirement Plan

EIN: 34-1730488   Plan Number: 010

Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)

December 31, 2002

Identify of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost**	Current Value
PolyOne Corporation *	Common stock—2,508,708 shares	$11,002,694	$ 9,834,135
J.P. Morgan *	Prime Money Market Fund		20,866,450
	Institutional Bond Fund		12,936,416
	SmartIndex Collective Fund		28,327,353
American Century *	Equity Income Fund		6,603,072
	International Growth Fund		4,509,978
	Strategic Allocation Moderate Fund		19,608,090
	Ultra Fund		19,344,590
Brokerage Account	Various Investments		2,192,672
UMB Bank	Scout Prime I Fund	173,504	173,504
Participant Loans *	At interest rates ranging from 5.25% to 10.50%		5,626,716
			$130,022,976

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*   Indicates party-in-interest to the Plan

**   Historical cost provided only for nonparticipant-directed investments.